**Exhibit 10.1**

# FORM OF PERFORMANCE AWARD AGREEMENT

(Fiscal 2014 Long Term Incentive Plan – [Two-Year/Three-Year] Performance Period)

THIS PERFORMANCE AWARD AGREEMENT (this "Agreement") is made effective as of the _____ day of _____ (the "Effective Date"), between Christopher & Banks Corporation, a Delaware corporation (the "Company"), and _____ ("Employee").

1.    Award.

(a)    Performance Share Units.  Pursuant to the Second Amended and Restated Christopher & Banks Corporation 2005 Stock Incentive Plan (the "Plan"), Employee has been granted this performance award in the form of performance share units (the "Award"), which entitles Employee to the number of performance share units ("Units") equal to the "Target Award Number" set forth on Exhibit A to this Agreement, subject to adjustment as provided herein.  Each Unit represents the right to receive one share of the Company's common stock, par value $0.01 per share ("Common Stock") subject to fulfillment of the vesting conditions set forth in this Agreement and in Exhibit A to this Agreement.  The Units may not be sold, assigned, transferred or pledged, other than by will or the laws of descent and distribution, and any such attempted transfer shall be void.

(b)    Vesting Schedule.  Subject to the other terms and conditions of this Agreement and the Plan, this Award will vest, and shares of Common Stock will be awarded to Employee, in accordance with and to the extent provided in Exhibit A to this Agreement, following completion of the fiscal year [2015/2016] audit performed by the Company's independent registered public accounting firm and a determination, as described in the next succeeding sentence, by the Compensation Committee (the "Committee") that all or a portion of the Units shall vest; *provided that*, except as otherwise provided in Sections 3, 4, 5 or 6, Employee has been continuously employed since the Effective Date and through the Determination Date by the Company or any employing subsidiary of the Company.  The number of Units that will vest will be based on whether and to what extent the threshold, target or maximum performance level of each of the performance goals has been achieved, as set forth in Exhibit A to this Agreement and as determined by the Committee in its sole discretion.  The Target Award Number will be increased to the "Maximum Award Number" set forth on Exhibit A to this Agreement if the Company's performance goals are achieved at the maximum level, or decreased to zero if the Company's performance goals are not achieved at the threshold performance level.  The "Threshold Award Number" set forth on Exhibit A to this Agreement represents the number of Units that would vest if the Company achieves each of the performance goals at the threshold level.  Except as set forth on Exhibit A to this Agreement, achievement of each of the performance goals shall be considered by the Committee independent of the other performance goals.  Failure to achieve a specific performance goal shall not prohibit vesting of Units based on achievement of other performance goals.  The day on which the Award is determined to vest pursuant to this Section 1(b) is referred to in this Agreement as the "Determination Date."

(c)     Plan Controls.   Employee hereby agrees to be bound by all of the terms and provisions of the Plan, including any term or provision which may conflict with those contained in this Agreement.  The Plan is hereby incorporated by reference into this Agreement, and this Agreement is subject in all respects to the terms and conditions of the Plan.  In the event of any conflict between this Agreement and the Plan, the terms of the Plan shall control.  Except as otherwise defined herein, capitalized terms contained in this Agreement shall have the same meaning as set forth in the Plan.

2.     Shares of Common Stock.   Subject to the other terms and conditions of this Agreement and the Plan, upon the Determination Date, Employee shall be entitled to receive, in accordance with the terms and provisions of the Plan and this Agreement, the number of shares of Common Stock calculated as provided in Exhibit A to this Agreement and as determined by the Committee pursuant to Section 1(b).  The Company will issue such shares in book entry form, or otherwise, of Common Stock to Employee on the Determination Date or as soon as administratively feasible following such date, but in no event not later than ten (10) business days following the Determination Date and not later than seventy-five (75) days following the end of fiscal year [2015/2016].  If the number of shares of Common Stock to be delivered to Employee is not a whole number, then the number of shares of Common Stock shall be rounded down to the nearest whole number.  No fractional shares of Common Stock shall be issued upon vesting of the Award.

Notwithstanding any other provisions of this Agreement, the issuance or delivery of any shares of Common Stock (whether subject to restrictions or unrestricted) may be postponed for such period as may be required to comply with applicable requirements of any national securities exchange or any requirements under any law.  The Company shall not be obligated to issue or deliver any shares of Common Stock if the issuance or delivery thereof would constitute a violation of any provision of applicable law or of any regulation of any governmental authority or any national securities exchange.  In addition, the grant of the Award and the delivery in the future of any shares of Common Stock pursuant to this Agreement are subject to any clawback policies the Company may adopt, whether in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 10D of the Securities Exchange Act of 1934 and any applicable rules and regulations of the Securities and Exchange Commission, or otherwise.

Prior to the distribution of shares of Common Stock with respect to the Units, Employee shall not have ownership or rights of ownership of or with respect to any shares of Common Stock underlying the Units.   Notwithstanding the foregoing, Employee shall accumulate an unvested right to payment of cash dividend equivalents on the shares of Common Stock underlying the Units if cash dividends are declared by the Company's Board of Directors on the Common Stock on or after the Effective Date.  Such dividend equivalents will be in an amount of cash per Unit equal to the cash dividend paid with respect to one share of outstanding Common Stock.   Employee shall be entitled solely to payment of accumulated dividend equivalents with respect to the number of Units equal to the number of shares of Common Stock distributable to Employee pursuant to this Agreement. Dividend equivalents will be paid to Employee on the date that the shares of Common Stock, if any, are distributed to the Employee pursuant to this Agreement. Employee shall not be entitled to dividend equivalents with respect to dividends declared prior to the Effective Date. All dividend equivalents accumulated with respect to forfeited Units shall be irrevocably forfeited.

3. <u>Termination of Employment</u>. In the event of termination of Employee's employment with the Company or any employing subsidiary of the Company for Cause (as defined below) prior to the Determination Date, the entire Award shall be forfeited and immediately cancelled as of the date of such termination of employment. Except as set forth in Section 6, in the event of termination of Employee's employment with the Company or any employing subsidiary of the Company other than by reason of Retirement (as defined below), Disability, death or by the Company other than for Cause prior to 50% of the performance period elapsing, the entire Award shall be forfeited and immediately cancelled as of the date of such termination of employment. In the event of termination of Employee's employment with the Company or any employing subsidiary of the Company other than by reason of Retirement, Disability, death or by the Company other than for Cause following 50% or more of the performance period elapsing, the Committee reserves the right, in its sole discretion, to determine the extent, if any, to which the Employee shall be entitled to receive up to a pro-rata portion of the Units (based on the amount of time elapsed between the beginning of the performance period and the date of termination of Employee's employment), to be converted into shares of Common Stock after the end of the performance period to the extent that the threshold, target or maximum performance level of one or more of the performance goals is achieved, as set forth in the attached Exhibit A and as determined by the Committee in its sole discretion. Except as set forth in Section 6, in the event of Employee's voluntary resignation of employment with the Company or any employing subsidiary of the Company at any time prior to the Determination Date other than by reason of Retirement, Disability or death, the entire Award shall be forfeited and immediately cancelled as of the date of such termination of employment.

4. <u>Retirement</u>. Except as set forth in Section 6, in the event of termination of Employee's employment with the Company or any employing subsidiary of the Company by reason of Retirement prior to 50% of the performance period elapsing, the entire Award shall be forfeited and immediately cancelled as of the date of such termination of employment. In the event Employee's employment is terminated by reason of Retirement following 50% or more of the performance period elapsing, the Committee reserves the right, in its sole discretion, to determine the extent, if any, to which the Employee shall be entitled to receive up to a pro-rata portion of the Units (based on the amount of time elapsed between the beginning of the performance period and the date the Employee's employment is terminated) to be converted into shares of Common Stock after the end of the performance period to the extent that the threshold, target or maximum performance level of the performance goals is achieved, as set forth in the attached Exhibit A and as determined by the Committee in its sole discretion.

5. <u>Death or Disability</u>. Except as set forth in Section 6, in the event Employee's employment is terminated prior to the Determination Date by reason of Disability or death, the Employee or the Employee's estate, as applicable, shall be entitled to receive up to a pro-rata portion of the Units (based on the amount of time elapsed between the beginning of the

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performance period and the date the Employee's employment is terminated) and the performance period shall be deemed to end on the date the Employee's employment is terminated. The number of Units that are eligible to vest will be based on the extent of achievement of the threshold, target or maximum performance level of the performance goals as set forth in the attached Exhibit A, as adjusted for the truncated performance period and as determined by the Committee in its sole discretion, and the Company will issue shares of Common Stock, if any, to Employee or the Employee's estate, as applicable, no later than thirty (30) days following such determination by the Committee. In all events, the Company will issue shares of Common Stock, if any, not later than seventy-five (75) days following the date of such termination of employment.

6.　　Change in Control. If a Change in Control of the Company occurs prior to the end of the performance period, then, for purposes of determining the number of Units that are eligible to vest, the performance period shall be deemed to end on the date of the Change in Control (the shortened performance period is referred to herein as the "Change in Control Performance Period"). The number of Units that are eligible to vest (the "Vesting Eligible Units") will be based on the extent of achievement of the threshold, target or maximum performance level of the performance goals set forth in the attached Exhibit A, as adjusted proportionally for the Change in Control Performance Period and as determined by the Committee in its sole discretion. The Employee's Vesting Eligible Units shall vest if the Employee remains as an Employee of the Company or its successor or any affiliate of the Company or its successor through the end of the original performance period; *provided, however* that:

(a)　　If the Employee's employment is terminated prior to the end of the original performance period by reason of Retirement, Disability or death, the Employee or the Employee's estate, as applicable, shall be entitled to receive shares of Common Stock, or the consideration payable per share of Common Stock to holders of Common Stock generally pursuant to the definitive agreement governing the Change in Control of the Company, with respect to all of the Vesting Eligible Units as of the date of such termination of employment, with the Company issuing such shares of Common Stock or other consideration payable, if any, not later than seventy-five (75) days following the date of such termination of employment, and

(b)　　If the Employee's employment is terminated by the Company without Cause or by the Employee for Good Reason (as defined below) within one hundred-eighty (180) days prior to a Change in Control of the Company or following a Change in Control of the Company prior to the end of the original performance period, the Employee shall be entitled to receive shares of Common Stock, or the consideration payable per share of Common Stock to holders of Common Stock generally pursuant to the definitive agreement governing the Change in Control of the Company, with respect to all of the Vesting Eligible Units as of the date of such termination of employment, with the Company issuing such shares of Common Stock or other consideration payable, if any, not later than seventy-five (75) days following the date of such termination of employment.

If the Employee's employment is terminated following a Change in Control of the Company prior to the end of the original performance period under any circumstances not described above in this Section 6, the Vesting Eligible Units shall be immediately and irrevocably forfeited and no shares of Common Stock shall be distributable to the Employee.

7.     <u>Employment Relationship</u>.   Nothing in this Agreement shall be construed as constituting a commitment, guaranty, agreement, or understanding of any kind or nature that the Company or its subsidiaries shall continue to employ Employee, and this Agreement shall not affect in any way the right of the Company or any of its subsidiaries to terminate the employment of Employee.  For purposes of this Agreement, Employee shall be considered to be in the employment of the Company as long as Employee remains an employee of either the Company, any successor corporation or a parent or subsidiary corporation of the Company or any successor corporation.  Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee, or its delegate, as appropriate, and its determination shall be final.

8.     <u>Committee's Powers</u>.  No provision contained in this Agreement shall in any way terminate, modify or alter, or be construed or interpreted as terminating, modifying or altering any of the powers, rights or authority vested in the Committee or, to a delegate to the extent of such delegation, pursuant to the terms of the Plan or resolutions adopted in furtherance of the Plan, including, without limitation, the right to make certain determinations and elections with respect to the Units.

9.     <u>Income Tax Matters</u>.  In order to comply with all applicable federal, state or local income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state or local payroll, withholding, income or other taxes, which are the sole and absolute responsibility of Employee, are withheld or collected from Employee.  In accordance with the terms of the Plan, and such rules as may be adopted by the Committee under the Plan, Employee may elect to satisfy Employee's tax withholding obligations arising from the receipt of, or the lapse of restrictions relating to, the shares of Common Stock, by (i) delivering cash, a check (bank check, certified check or personal check) or a money order payable to the Company, (ii) having the Company withhold a portion of the shares of Common Stock otherwise to be delivered having a Fair Market Value equal to the amount of such taxes, (iii) delivering to the Company shares of Common Stock held by Employee for more than six (6) months (or such period as the Committee may deem appropriate for accounting purposes or otherwise) having a Fair Market Value equal to the amount of such taxes, or (iv) a combination of the methods described above, as approved by the Committee or its designee.  Employee's election regarding satisfaction of withholding obligations must be made on or before the date that the amount of tax to be withheld is determined.

10.     <u>Binding Effect</u>.  This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all lawful successors to Employee permitted under the terms of the Plan.

11.     <u>Section 409A Provision</u>.  The parties hereto intend that any payment or benefit that is provided pursuant to or in connection with this Agreement that is considered to be deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as

amended (the "Code") shall be paid and provided in a manner, and at such time and form, as complies with the applicable requirements of Section 409A of the Code to avoid the unfavorable tax consequences provided therein for non-compliance. The parties hereto further intend that the payments hereunder shall, to the maximum extent permissible under Section 409A of the Code, be exempt from Section 409A of the Code under the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4) to the extent that all payments are payable no later than two and a half months after the end of the first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture. If the Employee is a "specified employee" for purposes of Section 409A(a)(2)(B)(i) of the Code, any payments to be made or benefits to be delivered in connection with the Employee's "Separation from Service" (as defined below) that constitute deferred compensation subject to Section 409A of the Code shall not be made until the earlier of (i) the Employee's death or (ii) six (6) months plus one day after the Employee's Separation from Service (the "409A Deferral Period") as required by Section 409A of the Code. For purposes of this Agreement, with respect to the timing of any amounts that constitute deferred compensation subject to Section 409A of the Code that depends on termination of employment, termination of employment shall mean a "Separation from Service" within the meaning of Section 409A of the Code where it is reasonably anticipated that no further services would be performed after such date or that the level of bona fide services the Employee would perform after that date (whether as an employee or independent contractor) would permanently decrease to a level less than or equal to twenty percent (20%) of the average level of bona fide services the Employee performed over the immediately preceding thirty-six (36) month period.

12. <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to the principles of conflicts of laws.

13. <u>Defined Terms</u>. The following terms shall have the meanings ascribed to them below for purposes of this Agreement:

(a) "Cause" shall mean (i) any fraud, misappropriation or embezzlement by Employee in connection with or affecting the business of the Company or its affiliates, (ii) any conviction of (including any plea of guilty or no contest to) a felony or a gross misdemeanor by Employee, (iii) any gross neglect or persistent neglect by Employee to perform the duties assigned to Employee or any other act that can be reasonably expected to cause substantial economic or reputational injury to the Company, or (iv) any material violation of the Company's written policies, procedures or codes of conduct by Employee; *provided that*, in connection with clauses (iii) and (iv), Employee shall first have received a written notice from the Company's Chief Executive Officer or the Board that summarizes and reasonably describes the manner in which Employee has grossly or persistently neglected his or her duties, engaged in an act reasonably expected to cause substantial injury, or materially violated a Company policy, procedure or code of conduct (the "Event") and, to the extent the Event is capable of being cured, Employee shall have fourteen (14) calendar days from the date notice of the Event is delivered to Employee (via electronic mail, regular mail, in person or otherwise) to cure the same, but the Company is not required to give written notice of, nor shall Employee have a period to cure the same or any similar failure, which was the subject of an earlier written notice to Employee under this provision.

(b)　"Good Reason" shall mean (i) if the Employee is a party to an employment (or similar) agreement with the Company or any employing subsidiary of the Company that defines the word "good reason" (or "constructive termination" or similar term), then Good Reason for purposes of this Agreement shall have the meaning ascribed to it under that agreement; and (ii) if there is no such agreement or definition, Good Reason means the Employee has complied with the "Good Reason Process" (hereinafter defined) following the occurrence of any of the following events without the consent of the Employee: (A) the assignment to the Employee of duties inconsistent with, or the removal of duties material to the usual and customary performance of, the Employee's position (including status, offices, titles, and reporting requirements), authority, duties, or responsibilities, excluding for this purpose an isolated, insubstantial, and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Employee; (B) a reduction in base salary of 10% or more, except for an across-the-board reduction of not more than 10% per person, and applicable to all employees of the Company; (C) a material reduction in aggregate benefits available to the Employee; or (D) the relocation of the office at which the Employee is principally employed to a location more than 30 miles from such office.

(c)　"Good Reason Process" shall mean that (A) the Employee determines that a Good Reason condition has occurred; (B) the Employee notifies the Company in writing of the Good Reason condition within ninety (90) days of the first occurrence of such condition; (C) thirty (30) days following such notice (the "Cure Period") shall have passed, during which the Company shall use its best efforts to remedy such condition; (D) notwithstanding the Company's efforts, the Good Reason condition continues to exist at the end of the Cure Period; and (E) the Employee terminates his or her employment within sixty (60) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

(d)　"Retirement" shall mean the Employee's voluntary termination of his or her employment relationship with the Company on a date upon which the sum of Employee's age and number of years of employment with the Company equals or exceeds sixty-five (65) years.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by an officer thereunto duly authorized, and Employee has executed this Agreement, all effective as of the date first above written.

**CHRISTOPHER & BANKS CORPORATION**

By: _____

Title: _____

**EMPLOYEE**

Signed: _____

**EXHIBIT A**
**(Two-Year Performance Period)**

This Exhibit A to the Performance Award Agreement effective as of the _____ day of _____ (the "Agreement") contains the performance requirements for the vesting of the Award. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the Plan and the Agreement.

**Number of Performance Share Units**

| Threshold Award Number | Target Award Number | Maximum Award Number |
|---|---|---|
|  |  |  |

**Performance Period**

Fiscal Year 2014 through Fiscal Year 2015

**Performance Goals for the Performance Period**

| Performance Goal | Threshold | Target | Maximum |
|---|---|---|---|
| Fiscal Year 2015 Operating Margin % to Sales (weighted as 50%) |  |  |  |
| Two-Year Compounded Net Sales Annual Growth Rate (weighted as 30%) |  |  |  |
| Two-Year Total Shareholder Return as % of Peer Group (weighted as 20%) |  |  |  |

- The number of Units earned by Employee for performance between the threshold, target and maximum performance levels will be linearly interpolated.
- The achievement of each of the performance goals shall be considered by the Committee independent of the other performance goals, except that the Revenue (Compounded Annual Growth Rate) performance goal shall be subject to a minimum operating margin threshold of _____% in Fiscal Year 2015.
- Operating Margin % is Operating Income (defined as income before interest and taxes as reported in the Company's financial statements, but excluding the impact (whether positive or negative) thereon of any change in accounting standards, impairment charges or extraordinary items) divided by Net Sales (as reported in the Company's financial statements).
- Two-Year Compounded Net Sales Annual Growth Rate shall be measured as follows (using net sales as reported in the Company's financial statements):

$$\left[\frac{\text{Fiscal 2014 Net Sales}}{\text{Fiscal 2013 Net Sales}} -1\right] \quad + \quad \left[\frac{\text{Fiscal 2015 Net Sales}}{\text{Fiscal 2014 Net Sales}} -1\right] \quad \div\, 2 \quad = \quad \underline{\quad}\%$$

- Total Shareholder Return shall be calculated based on the average closing stock price on the New York Stock Exchange ("NYSE") (or other primary stock exchange if not the NYSE) for each of the sixty (60) consecutive-trading day periods either (i) commencing on the first business day of the Performance Period or (ii) ending on the last business day of the Performance Period. The calculation of Total Shareholder Return shall include any dividends paid during the Performance Period and the appreciation of the stock price during the Performance Period.
- The applicable peer group for purposes of the Two-Year Total Shareholder Return performance goal will be determined by the Committee on or before the Effective Date. If a member of the applicable peer group is acquired or otherwise ceases to exist as a publicly traded company during the Performance Period, the Committee may adjust the applicable peer group during the Performance Period if and to the extent it deems it appropriate.

**Chief Financial Officer Certification Required as Condition to Vesting**

Prior to the Determination Date, the Chief Financial Officer shall certify in writing to the Committee (i) the Fiscal Year 2015 Operating Margin % to Sales, (ii) the Two-Year Revenue (Compounded Annual Growth Rate) for Fiscal Years 2014-2015, each based on the Company's audited financial statements, and (iii) the Two-Year Total Shareholder Return as % of Peer Group. Such certification shall include supporting documentation for each performance goal.

**EXHIBIT A**
**(Three-Year Performance Period)**

This Exhibit A to the Performance Award Agreement effective as of the _____ day of _____ (the "Agreement") contains the performance requirements for the vesting of the Award.  Capitalized terms used but not defined herein shall have the same meanings assigned to them in the Plan and the Agreement.

**Number of Performance Share Units**

| Threshold Award Number | Target Award Number | Maximum Award Number |
|---|---|---|
|  |  |  |

**Performance Period**

Fiscal Year 2014 through Fiscal Year 2016

**Performance Goals for the Performance Period**

| Performance Goal | Threshold | Target | Maximum |
|---|---|---|---|
| Fiscal Year 2016 Operating Margin % to Sales (weighted as 50%) |  |  |  |
| Three-Year Compounded Net Sales Annual Growth Rate (weighted as 30%) |  |  |  |
| Three-Year Total Shareholder Return as % of Peer Group (weighted as 20%) |  |  |  |

- The number of Units earned by Employee for performance between the threshold, target and maximum performance levels will be linearly interpolated.
- The achievement of each of the performance goals shall be considered by the Committee independent of the other performance goals, except that the Revenue (Compounded Annual Growth Rate) performance goal shall be subject to a minimum operating margin threshold of _____% in Fiscal Year 2016.
- Operating Margin % is Operating Income (defined as income before interest and taxes as reported in the Company's financial statements, but excluding the impact (whether positive or negative) thereon of any change in accounting standards, impairment charges or extraordinary items) divided by Net Sales (as reported in the Company's financial statements).
- Three-Year Compounded Net Sales Annual Growth Rate shall be measured as follows (using net sales as reported in the Company's financial statements):

$$\left[\frac{\text{Fiscal 2014 NS}}{\text{Fiscal 2013 NS}} - 1\right] + \left[\frac{\text{Fiscal 2015 NS}}{\text{Fiscal 2014 NS}} - 1\right] + \left[\frac{\text{Fiscal 2016 NS}}{\text{Fiscal 2015 NS}} - 1\right] \div 3 \quad = \quad \underline{\quad}\%$$

(NS means Net Sales.)

- Total Shareholder Return shall be calculated based on the average closing stock price on the New York Stock Exchange ("NYSE") (or other primary stock exchange if not the NYSE) for each of the sixty (60) consecutive-trading day periods either (i) commencing on the first business day of the Performance Period or (ii) ending on the last business day of the Performance Period.  The calculation of Total Shareholder Return shall include any dividends paid during the Performance Period and the appreciation of the stock price during the Performance Period.
- The applicable peer group for purposes of the Three-Year Total Shareholder Return performance goal will be determined by the Committee on or before the Effective Date.  If a member of the applicable peer group is acquired or otherwise ceases to exist as a publicly traded company during the Performance Period, the Committee may adjust the applicable peer group during the Performance Period if and to the extent it deems it appropriate.

**Chief Financial Officer Certification Required as Condition to Vesting**

Prior to the Determination Date, the Chief Financial Officer shall certify in writing to the Committee (i) the Fiscal Year 2016 Operating Margin % to Sales, (ii) the Three-Year Revenue (Compounded Annual Growth Rate) for Fiscal Years 2014-2016, each based on the Company's audited financial statements, and (iii) the Three-Year Total Shareholder Return as % of Peer Group.  Such certification shall include supporting documentation for each performance goal.